UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No.14)

Lions Gate Entertainment Corp.

(Name of Subject Company)

Lions Gate Entertainment Corp.

(Name of Person Filing Statement)

Common Shares, without par value

(Title of Class of Securities)

535919203

(CUSIP Number of Class of Securities)

Wayne Levin, Esq.

EVP, Corporate Operations and General Counsel

Lions Gate Entertainment Corp.

2700 Colorado Ave., Suite 200

Santa Monica, California 90404

Telephone: (877) 848-3866

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copy to:

David E. Shapiro, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 TABLE OF CONTENTS

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON............................................................................................................	3
ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY....................................................................................................	3
SIGNATURE...		4

                                                                                               2

                This Amendment No.14 to the Schedule 14D-9 (“Amendment No.14”), filed with the Securities and Exchange Commission (the “SEC”) on December 1, 2010, amends and supplements the Schedule 14D-9 filed with the SEC on August 2, 2010, and amended on August 9, 2010, August 12, 2010, September 8, 2010, October 12, 2010, October 19, 2010, October 22, 2010, October 29, 2010, November 4, 2010, November 8, 2010, November 15, 2010, November 23, 2010, November 26, 2010 and November 29, 2010 by Lions Gate Entertainment Corp., a corporation existing under laws of British Columbia (“Lionsgate” or the “Company”).  The Schedule 14D-9 relates to the unsolicited offer by Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Fund S.à r.l., a limited liability company governed by the laws of Luxembourg, Daazi Holding B.V., a limited liability company governed by the laws of The Netherlands, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, 7508921 Canada Inc., a corporation governed by the laws of Canada, Carl C. Icahn and Ronald G. Atkey, in his capacity as the sole trustee of the LGE Trust, to purchase up to all of the outstanding common shares, without par value, of Lionsgate (the “Shares”).

                The information in the Schedule 14D-9, as amended prior to the date of this Amendment No.14, is incorporated in this Amendment No.14 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein without definition shall have the respective meanings specified in the Schedule 14D-9.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by deleting the sentence that begins “The Offeror also announced the following two additional conditions to the Offer” in the seventh full paragraph in the section entitled “Tender Offer” and deleting the two bullet points that follow such sentence, and replacing them with the following:

           “On December 1, 2010, the Offeror added the following condition to the Offer in an amendment to its Schedule TO:

•

the New York State Supreme Court shall have granted, by 11:59 p.m., Vancouver time, on December 10, 2010, the Icahn Group’s pending motion for a preliminary injunction preventing the Shares issued pursuant to the Exchange, the Notes Sale and the Conversion to Mark Rachesky and the investment funds he controls from being voted at the 2010 Annual General Meeting of Shareholders.”

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the section entitled “Tender Offer”:

“On December 1, 2010, the Offeror extended the expiration date of the Offer to 11:59 p.m., Vancouver time, on December 10, 2010, unless further extended or withdrawn, in an amendment to its Schedule TO.”

For a full description of the conditions to the Offer, please see Annex A attached hereto. The foregoing summary of certain conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of  Annex A attached hereto.

ITEM 6.        INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 6 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the top of the table in the section entitled “Securities Transactions”:

Name of Person	Transaction Date	Number of Shares	Price Per Share	Nature of Transaction
Phyllis Yaffe	September 15, 2010	1,042	$7.30	Withholding of Shares (1)
Michael Burns	November 3, 2010	11,609	$7.43	Withholding of Shares (1)
Michael Burns	November 3, 2010	25,236	$0.00	Vesting of Equity Awards (2)
Jon Feltheimer	October 9, 2010	15,416	$7.46	Withholding of Shares (1)
Jon Feltheimer	October 9, 2010	33,512	$0.00	Vesting of Equity Awards (2)

(1) Represents Shares withheld by Lionsgate to satisfy certain tax withholding obligations upon the vesting of restricted share units. Pursuant to the 2004 Plan and Lionsgate’s policies, Shares were automatically canceled to cover certain of the reporting person’s tax obligations. No Shares were sold by Lionsgate or the reporting person.

(2) Amount includes restricted share units and/or restricted share performance units granted by Lionsgate pursuant to the terms of an employment agreement with the reporting person, which are payable in an equal number of Shares.

 SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LIONS GATE ENTERTAINMENT CORP.

By: /s/  James Keegan

Name:  James Keegan

Title:    Chief Financial Officer

Dated: December 1, 2010

ANNEX A

Conditions to the Offer

According to the Offer, notwithstanding any other provision thereof and subject to applicable law, the Icahn Group shall have the right to withdraw the Offer and not take up and pay for, or extend the period of time during which the Offer is open for acceptance and postpone taking up and paying for, any Shares deposited under the Offer unless each of the following conditions is satisfied or waived by the Offeror prior to the Expiry Time. Capitalized terms used in this Annex A and not otherwise defined in this Statement (including this Annex A) shall have the meanings ascribed to them in the Schedule TO.

•

the New York State Supreme Court shall have granted, by 11:59 p.m., Vancouver time, on December 10, 2010, the Icahn Group’s pending motion for a preliminary injunction preventing the Shares issued pursuant to the Exchange, the Notes Sale and the Conversion to Mark Rachesky and the investment funds he controls from being voted at the 2010 Annual General Meeting of Shareholders;

•

all government or regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, orders, rulings, decisions, and exemptions (including, among others, those required by any antitrust or foreign investment laws, and those of any stock exchanges or other securities or regulatory authorities) that, in the Offeror’s reasonable judgment, are necessary or desirable to complete the Offer, shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror in its reasonable judgment;

•

there will not have occurred any actual or threatened change to the Tax Act or the regulations thereunder or the Code or the regulations thereunder, or to the administration thereof (including any proposal to amend the Tax Act or the regulations thereunder or the Code or the regulations thereunder or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change to the Tax Act or the regulations thereunder or the Code or the regulations thereunder, or to the administration thereof) that, in the reasonable judgment of the Offeror, directly or indirectly, has or may have a material adverse effect on the current or anticipated Canadian or U.S. tax position of any of Lionsgate or its entities because of an increase in taxes payable, a reduction of, or limitation on, available tax losses, tax credits or other tax attributes, or a loss of entitlement to claim (or a requirement to repay) any tax credits or similar tax incentives;

•

there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence or any law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever which has or would be reasonably likely to have a material adverse effect upon the general economic, financial, currency exchange or securities industries in the United States or Canada;

•	there shall not have occurred:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States or Canada;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Canada;

•

any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States or Canada;

•

a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States or Canada or any attack on, or outbreak or act of terrorism involving the United States or Canada;

•	a material change in the United States, Canadian or other currency exchange rates or a suspension or a limitation on the markets thereof (as determined by the Offeror, acting reasonably); or

•	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof (as determined by the Offeror, acting reasonably);

•	the Offeror shall have determined, acting reasonably, that:

•	the board of directors of Lionsgate shall have redeemed all Rights or have waived the application of the Second Rights Plan to the purchase of Lionsgate Shares by the Offeror under the Offer;

•

a binding and non-appealable cease trading order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of the Rights or the issue of Lionsgate Shares upon the exercise of the Rights;

•

a court of competent jurisdiction shall have ordered that the Rights are illegal, of no force or effect or may not be exercised in relation to the Offer and such order shall have become non-appealable; or

•	the Rights and the Second Rights Plan shall otherwise have been held unexercisable or unenforceable in relation to the purchase by the Offeror of Lionsgate Shares under the Offer;

•

there shall not exist any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Offer in relation to all matters covered in earlier filings), in any document filed by or on behalf of the Company or any of its entities prior to the date of the Offer with any securities commission or similar securities regulatory authority in any of the provinces of Canada or in the United States, including any prospectus, annual information form, financial statement, material change report, management proxy circular, press release or in any document so filed or released by the Company or its entities to the public (all of the foregoing, the “  Prior Lionsgate Public Filings  ”) which is adverse to the Company and its entities;

•

there shall not have occurred since August 17, 2009, other than as has been Publicly Disclosed by Lionsgate, any change in the compensation paid or payable by the Company or its entities to their directors, officers or employees, including the granting of additional shares, stock options or bonuses, in each case outside the ordinary course of business or not consistent with past practice, or the adoption of additional severance or other payments payable in the event of termination of employment or change of control;

•	no preliminary or permanent injunction or other order of any domestic or foreign court, government or governmental authority or agency shall have been issued and shall remain in effect which:

•	makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Lionsgate Shares by the Offeror;

•

imposes or confirms limitations on the ability of the Offeror effectively to exercise full rights of ownership of any Shares, including the right to vote any Shares acquired by the Offeror pursuant to the Offer or otherwise on all matters properly presented to the Shareholders;

•

imposes or confirms limitations on the ability of the Offeror to fully exercise the voting rights conferred pursuant to its appointment as proxy in respect of all deposited Shares which it accepts for payment; or

•	requires divestiture by the Offeror of any Shares;

•

there shall not be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any domestic or foreign court, government or governmental authority or agency, in any jurisdiction, which might, directly or indirectly, result in any of the consequences referred to in the paragraph immediately above;

•

no change or development shall have occurred or been threatened since the date of the Offer to Purchase in the business, properties, assets, liabilities, financial condition, operations, results of operations, or the prospects for the business of Lionsgate which is outside the ordinary course of the Lionsgate business or may be materially adverse to Lionsgate, nor shall the Offeror have become aware of any fact that has not been previously Publicly Disclosed by Lionsgate that has or may have a material adverse effect on the value of the Shares;

•

no action or proceeding before any domestic or foreign court or governmental agency or other regulatory or administrative agency or commission shall have been threatened, instituted or pending by any Person challenging the acquisition of any Shares pursuant to the Offer or otherwise directly or indirectly relating to the Offer which has or if successfully asserted would be reasonably likely to have an adverse effect on the Offer, the Offeror or the Shareholders;

•	Lionsgate shall not have:

•

issued, become obligated to issue, or authorized or proposed the issuance of, any Lionsgate securities of any class, or any securities convertible into, or rights, warrants or options to acquire, any such securities or other convertible securities, other than pursuant to the exercise or conversion of currently outstanding stock options or convertible securities the existence of which has been disclosed in the Prior Lionsgate Public Filings;

•

issued, become obligated to issue, or authorized or proposed the issuance of, any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding Shares; or

•	declared or paid any distribution on the Shares; and

•

neither Lionsgate, nor its board of directors nor any of Lionsgate’s subsidiary entities nor any governing body thereof shall have authorized, proposed, agreed to, or announced its intention to propose any material change to its articles of incorporation or bylaws, any merger, consolidation or business combination or reorganization transaction, acquisition of assets for consideration of more than U.S. $100 million, sale of all or substantially all of its assets or material change in its capitalization, or any comparable event not in the ordinary course of business, other than the making by Lionsgate on October 11, 2010 of the proposal to Metro-Goldwyn-Mayer Studios Inc., a company incorporated under the laws of Delaware, (“MGM”) regarding a potential business combination between Lionsgate and MGM.

According to the Offer, the foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any of the conditions (other than any intentional action or inaction by the Offeror giving rise to any such conditions) or may be waived by the Offeror in its reasonable discretion in whole or in part, at any time and from time to time, prior to the Expiry Time without prejudice to any other rights which the Offeror may have. The Offer states that each of the foregoing conditions is independent of and in addition to each other of such conditions and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of facts or otherwise. The Offer further states that the failure by the Offeror at any time prior to the Expiry Time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted by the Offeror at any time and from time to time prior to the Expiry Time. Also according to the Offer, any determination by the Offeror concerning any event or other matter described in the foregoing conditions will be final and binding upon all parties; and if the Offeror waives any condition in respect of the Offer, the Offer will be extended for 10 business days from the date of such waiver.